maxis®

05006899

Maxis Communications Berhad
(158400-V)

Aras 18, Menara Maxis
Kuala Lumpur City Centre
Off Jalan Ampang
50088 Kuala Lumpur
Malaysia

P.O. Box 13447
50180 Kuala Lumpur
Malaysia

Tel :(603) 2330 7000
Fax :(603) 2330 0008

21 March 2005

SUPPL

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549

Re: MAXIS COMMUNICATIONS BERHAD
Rule 12g3-2(b) Exemption Status

File No: 082 - 34780

Ladies and Gentlemen:

We refer to the above matter and enclose herewith the following documents for your kind attention:

Item (1)
An update to Annex B as attached to the abovementioned letter for the period from 16 February 2005 to 15 March 2005, pursuant to Rule12g3-2(b)(1)(ii) of the SE Act. The list sets forth the information that the Company has filed with the Bursa Malaysia Securities Berhad and which is made public by such exchange.

Item (2)
All forms lodged at the Registrar of Companies of Malaysia for the period from 16 February 2005 to 15 March 2005.

In the event of any questions or requests for additional information, the Commission may contact:

The Company Secretary
Maxis Communications Berhad
Level 18, Menara Maxis
Kuala Lumpur City Centre
Off Jalan Ampang
50088 Kuala Lumpur
Malaysia
Tel : 603-2330 6090
Fax : 603-2330 0590

Very truly yours,

Dato' Jamaludin bin Ibrahim
Director
c.c. Mr. Chris Holland

Dipak Kaur
Secretary

3/30

Singap-1/51421/01

maxis

Annex B

Disclosure/Reporting Requirements pursuant to Rule 12g3-2(b)(1)(i) since 6 September 2002

NAME OF REPORT OR OTHER DOCUMENT		LATEST REQUESTED DATE FOR PUBLICIATION, FILING OR DISTRIBUTION	SOURCE OF REQUIREMENT	APPENDICES
Announcement to Bursa Malaysia Securities Berhad ("BMSB")				
1.	Listing Circular - Maxis Employee Share Option Scheme	16 February 2005 22 February 2005 23 February 2005 28 February 2005 03 March 2005 04 March 2005 09 March 2005 11 March 2005	BMSB Listing Requirements	A
2.	General Announcement	23 February 2005 08 March 2005 15 March 2005	BMSB Listing Requirements	B
3.	Notice of Book Closure	23 February 2005 24 February 2005	BMSB Listing Requirements	C
4.	Financial Results	23 February 2005	BMSB Listing Requirements	D

APPENDIX A

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 29509 OF 2005

Company Name : **MAXIS COMMUNICATIONS BERHAD**
Stock Name : **MAXIS**
Date Announced : **16/02/2005**

Subject : MAXIS-EMPLOYEE SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 287,000 new ordinary shares of RM0.10 each issued pursuant the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Friday, 18 February 2005.

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 29626 OF 2005

082-34780

Company Name : **MAXIS COMMUNICATIONS BERHAD**
Stock Name : **MAXIS**
Date Announced : **22/02/2005**

Subject : MAXIS-Employee Share Option Scheme ("Scheme")

Contents :

Kindly be advised that the abovementioned Company's additional 83,000 new ordinary shares of RM0.10 each issued pursuant the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Thursday, 24 February 2005.

LISTING'S CIRCULAR NO. L/Q : 29655 OF 2005

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**23/02/2005**

Subject : MAXIS-Employee Share Option Scheme ("Scheme")

Contents :

Kindly be advised that the abovementioned Company's additional 103,000 new ordinary shares of RM0.10 each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Friday, 25 February 2005.

LISTING'S CIRCULAR NO. L/Q : 29737 OF 2005

Company Name : **MAXIS COMMUNICATIONS BERHAD**
Stock Name : **MAXIS**
Date Announced : **28/02/2005**

Subject : MAXIS-Employee Share Option Scheme ("Scheme")

Contents :

Kindly be advised that the abovementioned Company's additional 27,000 new ordinary shares of RM0.10 each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Wednesday, 2 March 2005.

Listing Circular

LISTING'S CIRCULAR NO. L/Q : 29852 OF 2005

Company Name : **MAXIS COMMUNICATIONS BERHAD**

Stock Name : **MAXIS**

Date Announced : **03/03/2005**

Subject : MAXIS-Employee Share Option Scheme ("Scheme")

Contents :

Kindly be advised that the abovementioned Company's additional 173,000 new ordinary shares of RM0.10 each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Monday, 7 March 2005.

LISTING'S CIRCULAR NO. L/Q : 29879 OF 2005

Company Name : **MAXIS COMMUNICATIONS BERHAD**
Stock Name : **MAXIS**
Date Announced : **04/03/2005**

Subject : MAXIS-This Listing Circular replaced Listing Circular No. 29852 of 2005.
Employee Share Option Scheme

Contents :

Kindly be advised that the abovementioned Company's additional 173,000 new ordinary shares of RM0.10 each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Monday, 7 March 2005.

LISTING'S CIRCULAR NO. L/Q : 29884 OF 2005

Company Name : **MAXIS COMMUNICATIONS BERHAD**
Stock Name : **MAXIS**
Date Announced : **04/03/2005**

Subject : MAXIS-Employee Share Option Scheme ("Scheme")

Contents :

Kindly be advised that the abovementioned Company's additional 150,000 new ordinary shares of RM0.10 each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Tuesday, 8 March 2005.

Listing Circular

LISTING'S CIRCULAR NO. L/Q : 29968 OF 2005

Company Name : **MAXIS COMMUNICATIONS BERHAD**
Stock Name : **MAXIS**
Date Announced : **09/03/2005**

Subject : MAXIS-Employee Share Option Scheme ("Scheme")

Contents :

Kindly be advised that the abovementioned Company's additional 108,000 new ordinary shares of RM0.10 each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Friday, 11 March 2005.

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 30022 OF 2005

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**11/03/2005**

Subject : MAXIS-Employee Share Option Scheme ("Scheme")

Contents :

Kindly be advised that the abovementioned Company's additional 34,000 new ordinary shares of RM0.10 each issued pursuant the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Tuesday, 15 March 2005.

APPENDIX B

082-34780

Company Name : MAXIS COMMUNICATIONS BERHAD
Stock Name : MAXIS
Date Announced : 23/02/2005

Type : Announcement
Subject : MAXIS COMMUNICATIONS BERHAD ("MAXIS")
Fourth Quarter Results for the Financial Period ending 31 December 2004

Contents :

Please find below Maxis' Press Release on its Fourth Quarter Results for the financial period ending 31 December 2004

Maxis Strengthens No.1 Position with Highest Subscriber Additions and Highest EBITDA margin ever

Highlights

- *745,000 net new customers added in the fourth quarter*
- *Customer base increased by 1.56 million to 6.02 million*
- *Revenue grew 22% to RM5,689 million*
- *Profit before tax increased by 83%*
- *Highest EBITDA margin ever at 56.5%*
- *Dividend payout ratio at 55.7%*

Kuala Lumpur, 23 February 2005 – Maxis Communications Berhad ("Maxis") posted its highest quarterly and yearly subscriber additions to date, widening its market share lead and coming out on top to reinforce leadership position amidst aggressive competition.

The total number of customers grew 35% or 1.56 million year-over-year from 4.46 million to 6.02 million, making Maxis the first operator in Malaysia to surpass the 6 million mark. The addition of net new customers is the largest yearly customer increase in the 9-year history of the company.

As the company attracts new customers in record numbers, Maxis continues to produce industry-leading operational and financial results. Fuelled by strong subscriber growth and coupled with a stable average revenue per user (ARPU), Maxis recorded a 22% growth in revenue to close the year at RM5,689 million from RM4,680 million in the previous year.

The revenue hike was also achieved on the back of strong growth in mobile data revenue which grew by 41% to RM761 million from RM539 million and currently accounts for 14.1% of total mobile revenue as compared to 12.2% in the preceding year.

Growth in mobile data revenue was mainly driven by a 73% surge in SMS volume from 2.7 billion to 4.6 billion this year and higher revenue from advanced mobile data services (content-based services) which had increased by 18%, benefiting from a series of new products and services. In 2004, Maxis was the first in the industry to offer Caller Ringtones, Video Streaming, Java Stock Live, Music Portal, Blackberry, location-based service FriendFinder, Push-to-talk over cellular (PoC) and Enterprise SMS – further reinforcing the company's commitment to innovation.

For the year ended 31 December 2004, earnings before interest, taxation, depreciation and amortization (EBITDA) increased 34% to RM3,216 million from RM2,404 million in the preceding year while EBITDA margin improved from 51.4% to end the year at 56.5%. After adjusting for the one-off benefits and for overprovision in 2004, EBITDA margin still recorded an improvement from 51.4% in the preceding year to 54.3% this year.

Profit before tax (PBT) of RM2,338 million was 83% or RM1,064 million higher than the preceding year of RM1,274 million.

On an underlying basis, profit after tax (PAT) increased by 30% from RM1,113 million to RM1,449 million after adjusting for the recognition of deferred tax assets amounting to RM828 million in 2003 and one-off EBITDA items in 2004. Without adjustments, PAT stood at RM1,598 million.

ARPU remained fairly stable despite significant increase in subscriber volume and strong penetration in lower end market segments. For the year ending 31 December 2004, postpaid and prepaid ARPU was at RM161 and RM61 respectively, compared to RM167 and RM64 in the previous year.

Maxis Chairman Datuk Megat Zaharuddin commented: "I am very pleased with the outstanding financial results attributed to strong business fundamentals. Our EBITDA margin is one of the highest amongst major mobile operators in the region and we continue to see the benefits of cost control and productivity improvement in our performance. Armed with these fundamentals, we are well positioned to further enhance ourselves as the country's choice for mobile services as well as grasp expansion opportunities internationally."

Speaking as well at the press conference, Maxis Chief Executive Officer Dato' Jamaludin Ibrahim said: "Today's great results speak for themselves – we've had four strong quarters and our strategy is yielding results. We were able to grow our customer base and enhance margins despite the effects of heightened competition.

"We are also encouraged by the pace at which our overall revenue mix is evolving towards higher growth services like mobile data. Clearly, our emphasis on mobile data and innovation is starting to pay off."

Fourth Quarter versus Third Quarter 2004

Maxis registered its strongest ever quarterly subscriber growth of 745,000, driven by the increase of prepaid subscribers on the back of carefully segmented marketing efforts in the form of innovative packaging, dealer management and well-developed sales & marketing campaigns.

Revenue grew by 5% or RM66 million from RM1,447 million in the third quarter to RM1,513 million in the current quarter due to increased usage from an enlarged subscriber base. Mobile data revenue grew by 10% on the back of a 20% rise in SMS volume. For the current quarter, data represents 14.8% of total mobile revenue as compared to 14.1% in the previous quarter.

EBITDA of RM799 million for the fourth quarter was RM32 million or 4% lower than the

previous quarter, mainly due to higher year-end sales and marketing costs, the benefits of which will flow into early 2005 and the company does not expect it to reflect its future run rate. The circumstances resulted in a 4.6% decline in EBITDA margin to 52.8%.

PBT of RM563 million was RM80 million or 12% lower than the preceding quarter. In addition to the lower EBITDA, PBT was impacted by the accelerated depreciation of RM48 million due to a change to a more conservative depreciation rates for certain network equipment. PAT of RM377 million was RM56 million or 13% lower than the prior quarter due to lower PBT but offset by lower taxation charges.

ARPU remained basically unchanged. Postpaid ARPU rose from RM162 to RM163 supported by higher data and IDD revenue. With an enlarged prepaid customer base and tariff revision, prepaid ARPU went from RM61 to RM60 as expected.

"While we do focus on profitability for shareholder value growth, we are equally mindful of our responsibility and commitment to our community. For example, in 2004 alone, we have contributed RM240 million to the Universal Service Provision (USP) fund which provides basic telecommunications service to rural areas and about RM10 million for Maxis' corporate social responsibility programmes. In addition, we contributed some RM900,000 to alleviate the plights of the recent tsunami victims," said Megat.

Future outlook

"The company's strategy is one that focuses on fundamental improvements to our competitive position centered around our brand, distribution, customer service, network quality and people while enhancing new growth opportunities and cost management," said Jamaludin.

In order to grow into new segments and in line with the government's aspirations to boost coverage, the company plans to increase its capex investment by 40% to RM1.4 billion in 2005. In this effort, Maxis will be expediting its efforts to ensure better quality service and wider network coverage across Malaysia.

Jamaludin reported that 3G is on track for commercial rollout in Klang Valley by the middle of 2005. The availability of which will soon see the introduction of video-based services that enhance the way people work, play and communicate.

On 20 January 2005, Maxis announced that it had entered into a definitive agreement to acquire a 51% of the enlarged share capital in Indonesian mobile phone operator PT Natrindo Telepon Seluler ("NTS") for USD100 million. The acquisition is expected to contribute significantly to achieving the growth objectives laid out in the Maxis' long-term development plan.

Dividend

In view of the company's outstanding performance, Maxis' Board of Directors have declared an interim dividend of 6.94 sen gross per share less tax (5.00 sen net per share) to be paid on 31 March 2005. They have also proposed for shareholders' approval a final dividend of 18.33 sen gross per share (16.00 sen net per share) to be paid on a date to be determined.

This brings the total dividend for the financial year ended 31 December 2004 to 46.09 sen gross per share (36.00 sen net per share), which is significantly higher than the 23.89 sen gross per share (20.00 sen net per share) pertaining to 2003. This translates to a dividend

payout of 55.7% for 2004, compared to a payout of 44.2% for 2003 (excluding the non-cash one-off deferred tax benefit).

-end-

General Announcement
Reference No MC-050308-56458

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**08/03/2005**

Type	:	**Announcement**
Subject	:	**MAXIS COMMUNICATIONS BERHAD ("Maxis" or "the Company") INCORPORATION OF TELEGLOBAL INVESTMENTS B.V.**

Contents :

The Board of Directors of Maxis is pleased to announce that the Company has on 7 March 2005 incorporated a company in the Netherlands, known as Teleglobal Investments B.V. ("Teleglobal") (the "Incorporation"). Teleglobal is intended for future use by Maxis.

Information on Teleglobal

Teleglobal is a limited liability company incorporated in the Netherlands on 7 March 2005 with an authorised share capital of EUR90,000/- divided into 90,000 ordinary shares of EUR1.00 each and issued and paid-up share capital of EUR18,000/- comprising 18,000 ordinary shares of EUR1.00 each.

Financial effects of the Incorporation

The Incorporation is not expected to have any material effect on the earnings and net tangible assets of the Maxis group for the financial year ending 31 December 2005.

Directors' and/or Substantial Shareholders' and/or Persons Connected with Directors or Substantial Shareholders' Interest.

To the best of the knowledge of the Company, none of the Directors or Substantial Shareholders of the Company and/or persons connected to them has any interest, directly or indirectly, in the Incorporation.

Dated this 8 March 2005.

General Announcement
Reference No **MM-050315-65978**

Submitting Merchant Bank	:	**RHB SAKURA MERCHANT BANKERS BERHAD**
Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**15/03/2005**

Type : **Announcement**
Subject : **Maxis Communications Berhad ("MCB")**
Proposed subscription of new shares representing 51% of the enlarged share capital in PT Natrindo Telepon Seluler ("NTS") for a cash consideration of USD100 million ("Proposed Investment")

Contents :

This announcement is released on behalf of MCB.

Quote

1. Introduction

On 20 January 2005, the Board of Directors of MCB announced that on 19 January 2005, MCB and its wholly-owned subsidiary East Asia Communications N.V. ("EAC") entered into a conditional Share Subscription Agreement ("SSA") with PT Aneka Tirta Nusa ("Tirta") and NTS in respect of the Proposed Investment, and EAC entered into a conditional Shareholders' Agreement ("SA") with Tirta and NTS. Pursuant to the SSA, MCB or its affiliates shall also extend a shareholder's loan of US$150 million to NTS for a period of 5 years ("Shareholder's Loan").

Pursuant to the terms of the SSA and SA, EAC may, subject to the terms and conditions contained in the SSA and SA, assign or request all parties to the SSA and SA to novate the said agreements to a wholly-owned subsidiary of MCB.

In this connection, the Board of Directors of MCB wishes to announce that, on 15 March 2005:

(i) MCB and its wholly-owned subsidiaries, EAC and Teleglobal Investments BV ("Teleglobal") have entered into a Novation Agreement with Tirta and NTS whereby with effect from 15 March 2005, EAC shall cease to be a party to the SSA and Teleglobal shall become a party to the SSA in place of EAC and accordingly, MCB, Tirta and NTS release and discharge EAC from its liabilities and obligations under the SSA; and

(ii) EAC and Teleglobal have entered into a Novation Agreement with Tirta and NTS whereby with effect from 15 March 2005, EAC shall cease to be a party to the SA and Teleglobal shall become a party to the SA in place of EAC and accordingly, Tirta and NTS release and discharge EAC from its liabilities and obligations under the SA.

(collectively referred as "Novation Agreements")

Saved as disclosed above, all the salient terms and conditions of the SSA and SA remain unchanged.

In addition, the Board of Directors of MCB is pleased to announce that the Bank Negara Malaysia ("BNM") has, *vide* its letter dated 9 March 2005 approved the Proposed

Investment and the Shareholder's Loan subject to, *inter-alia*, MCB remitting back to Malaysia the repayment of the principal sum including any interest thereon by Teleglobal and informing Jabatan Pentadbiran Pertukaran Asing of BNM of such remittances.

BNM had also approved the novation of the Proposed Investment and the Shareholder's Loan from EAC to Teleglobal.

The Proposed Investment remains subject to, *inter alia*, the following approvals:

(a) the lenders of MCB, if required;

(b) the relevant Indonesian governmental authorities;

(c) shareholders and lenders of NTS, if required; and

(d) any other relevant authorities, if required.

2. DOCUMENTS AVAILABLE FOR INSPECTION

The Novation Agreements are available for inspection at the registered office of MCB at Level 18, Menara Maxis, Kuala Lumpur City Centre, Off Jalan Ampang, 50088 Kuala Lumpur during normal business hours from Mondays to Fridays (except public holidays) for a period of 3 months from the date of this announcement.

This announcement is dated 15 March 2005.

Unquote

APPENDIX C

082-34780

Entitlements (Notice of Book Closure)
Reference No **MC-050223-35560**

Company Name	:	MAXIS COMMUNICATIONS BERHAD
Stock Name	:	MAXIS
Date Announced	:	23/02/2005

EX-date :**11/03/2005**
Entitlement date :**15/03/2005**
Entitlement time :**05:00:00 PM**
Entitlement subject :**Interim Dividend**
Entitlement description:
Fourth Interim Dividend of 6.94 sen per ordinary share less 28% Malaysian Income Tax
Period of interest payment : to
Financial Year End :**31/12/2004**
Share transfer book & register of members will be closed from (both dates inclusive) for the purpose of determining the entitlements : to
Registrar's name ,address, telephone no:
Symphony Share Registrars Sdn. Bhd.
(formerly known as Malaysian Share Registration Services Sdn. Bhd.)
Level 26, Menara Multi Purpose
Capital Square
No. 8 Jalan Munshi Abdullah
50100 Kuala Lumpur
Malaysia
Tel No. 603-2721 2222
Payment date :**31/03/2005**
a) Securities transferred into the Depositor's Securities Account before 4:00 pm in respect of transfers :**15/03/2005**
b) Securities deposited into the Depositor's Securities Account before 12:30 pm in respect of securities exempted from mandatory deposit :
c) Securities bought on the Exchange on a cum entitlement basis according to the Rules of the Exchange.
Number of new shares/securities issued (units) (If applicable) :
Entitlement indicator :**RM**
Entitlement in RM (RM) :**0.0694**
Remarks

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 29681 OF 2005

082-34780

Company Name : **MAXIS COMMUNICATIONS BERHAD**
Stock Name : **MAXIS**
Date Announced : **24/02/2005**

Subject : MAXIS - NOTICE OF BOOK CLOSURE

Contents :

Fourth Interim Dividend of 6.94 sen per ordinary share less 28% Malaysian income tax.

Kindly be advised of the following :

1) The above Company's securities will be traded and quoted ["Ex - Dividend"]
as from : [11 March 2005]

2) The last date of lodgement : [15 March 2005]

3) Date Payable : [31 March 2005]

APPENDIX D

Financial Results 082-34730

Reference No **MC-050223-58001**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**23/02/2005**
Quarterly report for the financial period ended	:	**31/12/2004**
Quarter	:	**4**
Financial Year End	:	**31/12/2004**
The figures	:	**have not been audited**

Converted attachment :

Please attach the full Quarterly Report here:

Maxis 4Q04.pdf

Remark:

SUMMARY OF KEY FINANCIAL INFORMATION

31/12/2004

		INDIVIDUAL PERIOD		CUMULATIVE PERIOD	
		CURRENT YEAR QUARTER	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE	PRECEDING YEAR CORRESPONDING PERIOD
		31/12/2004	31/12/2003	31/12/2004	31/12/2003
		RM'000	RM'000	RM'000	RM'000
1	Revenue	1,513,000	1,296,000	5,689,000	4,680,000
2	Profit/(loss) before tax	563,000	229,000	2,338,000	1,274,000
3	Profit/(loss) after tax and minority interest	377,000	1,089,000	1,598,000	1,841,000
4	Net profit/(loss) for the period	377,000	1,089,000	1,598,000	1,841,000
5	Basic earnings/ (loss) per shares (sen)	15.20	44.30	64.90	75.10
6	Dividend per share (sen)	25.27	23.89	46.09	23.89

	AS AT END OF CURRENT	AS AT PRECEDING FINANCIAL YEAR

		QUARTER	END
7	Net tangible assets per share (RM)	1.7000	1.3300

Note: For full text of the above announcement, please access the Bursa Malaysia website at www.bursamalaysia.com

Remarks :

DIVIDENDS

(a) Interim Dividend

The Board of Directors have declared a fourth interim dividend of 6.94 sen per ordinary share, less Malaysian income tax at 28%, in respect of the financial year ended 31 December 2004 and will be paid on 31 March 2005. The entitlement date for the dividend payment is 15 March 2005.

A Depositor shall qualify for entitlement to the dividend only in respect of:

(i) shares transferred to the Depositor's securities account before 4.00 pm on 15 March 2005 in respect of transfers; and

(ii) shares bought on Bursa Malaysia Securities Berhad ("Bursa Securities") on a cum entitlement basis according to the Rules of Bursa Securities.

(b) Final Dividends

The Directors have resolved to recommend to the shareholders at the forthcoming Annual General Meeting of the Company the following final dividends for the financial year ended 31 December 2004, which will be paid on a date to be determined:

(i) 10.00 sen per ordinary share, tax exempt, and

(ii) 8.33 sen per ordinary share, less Malaysian income tax at 28%.

The total gross dividends for the current financial year ended 31 December 2004 is 46.09 sen per ordinary share (2003 : 23.89 sen).

maxis®

MAXIS COMMUNICATIONS BERHAD
(158400 – V)
INCORPORATED IN MALAYSIA

QUARTERLY REPORT FOR THE FOURTH QUARTER AND FINANCIAL YEAR ENDED 31 DECEMBER 2004

ANNOUNCEMENT

The Board of Directors of Maxis Communications Berhad ("Maxis" or "the Company") is pleased to announce the following unaudited consolidated results for the fourth quarter and financial year ended 31 December 2004 which should be read in conjunction with the audited annual financial statements for the financial year ended 31 December 2003.

UNAUDITED CONDENSED CONSOLIDATED INCOME STATEMENTS

	Note	INDIVIDUAL QUARTER			CUMULATIVE QUARTER		
		QUARTER ENDED 31/12/2004	QUARTER ENDED 31/12/2003	+ -	**YEAR ENDED 31/12/2004**	YEAR ENDED 31/12/2003	+ -
		RM' m	RM' m	%	**RM' m**	RM' m	%
Revenue	8	**1,513**	1,296	+17	**5,689**	4,680	+22
Interconnect expenses, Universal Service Provision contributions and direct cost of sales		**(400)**	(329)		**(1,412)**	(1,258)	
Gross profit		**1,113**	967	+15	**4,277**	3,422	+25
Other operating income		**1**	-		**4**	2	
Administrative expenses		**(349)**	(313)		**(1,134)**	(1,065)	
Network operation costs		**(202)**	(377)		**(816)**	(936)	
Other operating expenses		**(2)**	(15)		**(15)**	(36)	
Profit from operations	8	**561**	262	+114	**2,316**	1,387	+67
Finance cost		**2**	(8)		**(14)**	(26)	
Integration cost		**-**	(25)		**36** (1)	(87)	
Profit before taxation		**563**	229	+146	**2,338**	1,274	+83
Taxation	18	**(186)**	860		**(740)**	567	
Profit after taxation		**377**	1,089	-65	**1,598**	1,841	-13
Earnings per share :		**Sen**	Sen		**Sen**	Sen	
- Basic	26	**15.2**	44.3		**64.9**	75.1	
- Diluted	26	**15.1**	43.9		**64.3**	74.6	

Note:

(1) write-back of integration cost arising from lower actual costs as compared to estimates.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET

	Note	AS AT 31/12/2004 (Unaudited) RM' m	AS AT 31/12/2003 (Audited) RM' m
NON-CURRENT ASSETS			
Property, plant and equipment	9 (a)	**4,250**	3,935
Intangible assets		**1,158**	1,292
Investment		**4**	-
Deferred tax asset		**327**	828
		5,739	6,055
CURRENT ASSETS			
Inventories		**114**	165
Debtors		**581**	661
Deposits with licensed banks		**2,172**	1,013
Cash and bank balances		**66**	55
		2,933	1,894
CURRENT LIABILITIES			
Provisions for liabilities and charges		**89**	142
Creditors		**2,289**	2,185
Borrowings (secured and interest bearing)	22	**190**	115
Taxation		**-**	20
		2,568	2,462
NET CURRENT ASSETS / (LIABILITIES)		**365**	(568)
NON-CURRENT LIABILITIES			
Creditors		**75**	316
Borrowings (secured and interest bearing)	22	**418**	608
Deferred tax liability		**240**	12
		733	936
NET ASSETS		**5,371**	4,551

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET (Continued)

	AS AT 31/12/2004 (Unaudited)	AS AT 31/12/2003 (Audited)
	RM' m	RM' m
CAPITAL AND RESERVES		
Share capital	**248**	246
Non-distributable reserves	**3,377**	3,295
Proposed dividend reserve	**520**	492
Retained earnings	**1,226**	518
	5,371	4,551
NET TANGIBLE ASSETS PER SHARE (RM)	**1.70**	1.33

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Issued and fully paid		Non-distributable		Distributable		
Year ended 31/12/2004	**Number of shares**	**Nominal value**	**Share premium**	**Capital redemption reserve**	**Proposed dividend reserve**	**Retained earnings**	**Total**
	' m	**RM' m**	**RM' m**	**RM' m**	**RM' m**	**RM' m**	**RM' m**
Balance as at 1/1/2004	**2,458**	**246**	**3,294**	**1**	**492**	**518**	**4,551**
Movements for the year							
Issue of ordinary shares:							
- 18,094,000 ordinary shares pursuant to the ESOS[4]	**18**	**2**	**82**	**-**	**-**	**-**	**84**
Profit after taxation for the financial year ended 31/12/2004	**-**	**-**	**-**	**-**	**-**	**1,598**	**1,598**
Dividend for the financial year ended 31/12/2003							
- Interim	**-**	**-**	**-**	**-**	**(246)**	**-**	**(246)**
- Final	**-**	**-**	**-**	**-**	**(246)**	**-**	**(246)**
Dividend for the financial year ended 31/12/2004							
- First interim	**-**	**-**	**-**	**-**	**-**	**(123)**	**(123)**
- Second interim	**-**	**-**	**-**	**-**	**-**	**(123)**	**(123)**
- Third interim	**-**	**-**	**-**	**-**	**-**	**(124)**	**(124)**
Transfer to proposed dividend reserve for the financial year ended 31/12/2004							
- Fourth interim	**-**	**-**	**-**	**-**	**124**	**(124)**	**-**
- Proposed final	**-**	**-**	**-**	**-**	**396**	**(396)**	**-**
Balance as at 31/12/2004	**2,476**	**248**	**3,376**	**1**	**520**	**1,226**	**5,371**
Year ended 31/12/2003							
Balance as at 1/1/2003	2,451	245	3,265	1	368	(831)	3,048
Movements for the year							
Issue of ordinary shares:							
- 6,786,000 ordinary shares pursuant to the ESOS[4]	7	1	29	-	-	-	30
Profit after taxation	-	-	-	-	-	1,841	1,841
Dividend for the financial year ended 31/12/2002							
- Interim	-	-	-	-	(147)	-	(147)
- Final	-	-	-	-	(221)	-	(221)
Transfer to proposed dividend reserve for the financial year ended 31/12/2003							
- Interim	-	-	-	-	246	(246)	-
- Final	-	-	-	-	246	(246)	-
Balance as at 31/12/2003	2,458	246	3,294	1	492	518	4,551

Note:

[4] Pursuant to the Employee Share Option Scheme ("ESOS").

maxis®

MAXIS COMMUNICATIONS BERHAD
(158400 – V)
INCORPORATED IN MALAYSIA
QUARTERLY REPORT FOR THE FOURTH QUARTER AND FINANCIAL YEAR ENDED 31 DECEMBER 2004

UNAUDITED CONDENSED CONSOLIDATED CASH FLOW STATEMENT

	Note	CUMULATIVE QUARTER	
		YEAR ENDED 31/12/2004	YEAR ENDED 31/12/2003
		RM' m	RM' m
CASH FLOWS FROM OPERATING ACTIVITIES			
Profit after taxation		1,598	1,841
Adjustments for:			
Depreciation of property, plant and equipment		766	698
Property, plant and equipment written off		-	146
(Gain)/loss on disposal of property, plant and equipment		(3)	3
Interest income		(48)	(34)
Interest expense		62	60
Taxation	18	740	(567)
Allowance/(write-back of allowance) for:			
- inventories' obsolescence		34	(23)
- doubtful debts		(35)	(14)
- write down of identified network costs		-	88
Bad debts written off		60	40
Amortisation of intangible assets		133	85
Provision/(write-back of provision) for:			
- staff incentive scheme		33	29
- network construction costs and settlements		(13)	(5)
- site rectification works		(39)	55
Unrealised foreign exchange		(1)	(1)
		1,689	560
Operating profit before changes in working capital		3,287	2,401
Changes in working capital		15	(136)
Cash generated from operations		3,302	2,265
Interest received		48	34
Taxation paid		(105)	(380)
Payments under staff incentive scheme		(25)	(23)
Payments for settlements		(3)	(1)
Payments under site rectification works		(6)	-
Net cash flow from operating activities		3,211	1,895

UNAUDITED CONDENSED CONSOLIDATED CASH FLOW STATEMENT (Continued)

	CUMULATIVE QUARTER	
	YEAR ENDED 31/12/2004	YEAR ENDED 31/12/2003
	RM' m	RM' m
CASH FLOWS FROM INVESTING ACTIVITIES		
Net cash flow on acquisition of a subsidiary	-	(1,333)
Purchase of property, plant and equipment	(1,079)	(877)
Proceeds from disposal of property, plant and equipment	3	3
Part payment of the 3G spectrum assignment licence fees	(8)	(10)
Purchase of investment	(4)	-
Net cash flow from investing activities	(1,088)	(2,217)
CASH FLOWS FROM FINANCING ACTIVITIES		
Repayment of hire purchase and finance lease principals and interests	-	(5)
Repayment of promissory notes	-	(14)
Repayment of syndicated loans	(114)	(38)
Repayment of term loans	-	(6)
Proceeds from issuance of shares	84	30
Dividends paid	(861)	(368)
Interest paid	(62)	(60)
Proceeds from issuance of shares to minority interest	1	-
Net cash flow from financing activities	(952)	(461)
NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	1,171	(783)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE FINANCIAL YEAR	1,067	1,850
CASH AND CASH EQUIVALENTS AT THE END OF THE FINANCIAL YEAR	2,238	1,067

PART A – EXPLANATORY NOTES IN COMPLIANCE WITH FRS 134, PARAGRAPH 16

1. ACCOUNTING POLICIES

The quarterly condensed financial report of Maxis Communications Berhad and its subsidiaries ("the Group") has been prepared based on:

(i) The requirements of the Financial Reporting Standards ("FRS") 134 – Interim Financial Reporting; and
(ii) Paragraph 9.22 of the Bursa Malaysia Securities Listing Requirements ("Bursa Securities LR")

and should be read in conjunction with the Group's annual financial statements for the financial year ended 31 December 2003. The accounting polices adopted for the quarterly condensed financial report are consistent with those adopted for the annual financial statements for the financial year ended 31 December 2003.

2. QUALIFICATION OF PRECEDING ANNUAL FINANCIAL STATEMENTS

There was no qualification to the preceding annual financial statements.

3. SEASONAL / CYCLICAL FACTORS

The operations of the Group were not significantly affected by seasonality and cyclical factors during the quarter under review.

4. NATURE AND AMOUNT OF ITEMS AFFECTING ASSETS, LIABILITIES, EQUITY, NET INCOME OR CASH FLOWS THAT ARE UNUSUAL BECAUSE OF THEIR NATURE, SIZE OR INCIDENCE

There were no significant unusual items affecting assets, liabilities, equity, net income or cash flows during the quarter under review.

5. NATURE AND AMOUNT OF CHANGES IN ESTIMATES OF AMOUNTS REPORTED IN PRIOR INTERIM PERIODS OF THE CURRENT FINANCIAL YEAR OR CHANGES IN ESTIMATES OF AMOUNTS REPORTED IN PRIOR FINANCIAL YEARS, IF THOSE CHANGES HAVE A MATERIAL EFFECT IN THE CURRENT INTERIM PERIOD

There were no significant changes in estimates of amounts reported in the prior interim period or in the prior financial year.

6. ISSUANCES, CANCELLATIONS, REPURCHASES, RESALE AND REPAYMENTS OF DEBT AND EQUITY SECURITIES

	CURRENT QUARTER		CUMULATIVE QUARTER	
	NUMBER OF SHARES	PROCEEDS FROM SHARE ISSUE	NUMBER OF SHARES	PROCEEDS FROM SHARE ISSUE
	' 000	RM' m	' 000	RM' m
Issuance of new ordinary shares of RM0.10 each pursuant to employees exercising their options under the ESOS	5,450	26	18,094	84

7. DIVIDENDS PAID

During the quarter under review, the third interim dividend of 6.94 sen per ordinary share, less Malaysian income tax at 28%, amounting to RM123,773,100 in respect of the financial year ended 31 December 2004, was paid on 29 December 2004.

8. SEGMENT RESULTS AND REPORTING

The Group operates in three segments, comprising the provision of mobile services which is a major contributor to the Group's operations, fixed services and international gateway services. The Group also provides other services which are currently not significant enough to be reported separately.

Inter-segment revenue comprise network services and management services rendered to other business segments within the Group. Some transactions are transacted at normal commercial terms that are no more favourable than that available to other third parties whilst the rest are allocated on an equitable basis of allocation.

The segment information for the quarter and financial year ended 31 December 2004 reflects a realignment of assets supporting the mobile and fixed business segments. This is the result of the internal reorganisation implemented by the Group in the fourth quarter ended 31 December 2003. In line with this, the use of certain assets were reorganised to realise network operation efficiencies as well as to reflect the current network utilisation. Consequently, the inter-segment revenue previously recognised by the fixed business segment has ceased.

8. SEGMENT RESULTS AND REPORTING (Continued)

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	QUARTER ENDED 31/12/2004	QUARTER ENDED 31/12/2003	**YEAR ENDED 31/12/2004**	YEAR ENDED 31/12/2003
Revenues	**RM' m**	RM' m	**RM' m**	RM' m
Mobile services				
External revenue	**1,429**	1,218	**5,366**	4,376
Inter-segment revenue	**13**	10	**48**	40
	1,442	1,228	**5,414**	4,416
Fixed services				
External revenue	**48**	34	**185**	132
Inter-segment revenue	**6**	92	**26**	370
	54	126	**211**	502
International gateway services				
External revenue	**36**	44	**138**	172
Inter-segment revenue	**45**	31	**175**	97
	81	75	**313**	269
Other operations				
External revenue	**-**	-	**-**	-
Inter-segment revenue	**32**	-	**96**	1
	32	-	**96**	1
Total reportable segments	**1,609**	1,429	**6,034**	5,188
Eliminations	**(96)**	(133)	**(345)**	(508)
Total Group Revenue	**1,513**	1,296	**5,689**	4,680

PART A – EXPLANATORY NOTES IN COMPLIANCE WITH FRS 134, PARAGRAPH 16

8. SEGMENT RESULTS AND REPORTING (Continued)

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	QUARTER ENDED 31/12/2004	QUARTER ENDED 31/12/2003	**YEAR ENDED 31/12/2004**	YEAR ENDED 31/12/2003
Segment Results	**RM' m**	RM' m	**RM' m**	RM' m
Mobile services	**509**	182	**2,243**	1,119
Fixed services	**21**	58	**20**	253
International gateway services	**22**	24	**72**	26
Other operations	**9**	(2)	**(18)**	(11)
Eliminations	**-**	-	**(1)**	-
Profit from operations	**561**	262	**2,316**	1,387
Finance cost	**2**	(8)	**(14)**	(26)
Integration cost	**-**	(25)	**36**	(87)
Profit before taxation	**563**	229	**2,338**	1,274
Taxation	**(186)**	860	**(740)**	567
Profit after taxation	**377**	1,089	**1,598**	1,841

9. CARRYING AMOUNT OF REVALUED ASSETS

(a) Property, plant and equipment

There were no revalued property, plant and equipment during the quarter and as at 31 December 2004.

(b) Investment properties

There were no investment properties during the quarter and as at 31 December 2004.

10. MATERIAL SUBSEQUENT EVENTS

(i) Proposed subscription of new shares representing 51% of the enlarged share capital in PT Natrindo Telepon Seluler ("NTS") for a cash consideration of USD100 million ("Proposed Investment")

The Company announced on 20 January 2005 that on 19 January 2005:

(a) The Company and its wholly owned subsidiary, East Asia Communications N.V. ("EAC") entered into a conditional Share Subscription Agreement ("SSA") with PT Aneka Tirta Nusa ("Tirta") and NTS for EAC to subscribe for new shares representing 51% of the enlarged share capital in NTS for a cash consideration of USD100 million (equivalent to RM380 million); and

(b) EAC entered into a conditional Shareholders' Agreement ("SA") with Tirta and NTS.

Pursuant to the SSA, EAC shall also extend a shareholder's loan of USD150 million (equivalent to RM570 million) to NTS at an interest rate of 9% p.a. for a period of 5 years from the first drawdown. The Proposed Investment is expected to be completed in the first half of 2005.

The full text of the announcement can be found at http://announcements.bursamalaysia.com

10. MATERIAL SUBSEQUENT EVENTS (Continued)

(ii) USD360 million syndicated term loan facility

The Company announced on 7 February 2005 that it had obtained syndicated term loan facility of up to the maximum principal amount of USD360 million loan (the "Facility") from participating lenders with ABN AMRO Bank N.V., Labuan Branch as lead arranger and ABN AMRO Bank Berhad as agent.

The Facility is for the purposes of refinancing the existing USD loan, financing the capital expenditure and working capital requirements and for general corporate purposes of the Group. The Facility will enable Maxis to achieve lower cost of borrowings, improved financing terms and to pursue its growth. The Facility has a tenure of up to 5 years from the date of the Facility Agreement.

On 16 February 2005, the Group has made full prepayment of the existing USD160 million syndicated loan (refer to note 22) via the drawdown of the same amount from the above facility. With this prepayment, the legal charge over all the ordinary shares in Maxis Mobile Sdn Bhd ("MM"), a subsidiary, will be discharged by end of March 2005.

11. CHANGES IN THE COMPOSITION OF THE GROUP

During the third quarter, the effective group interest in Advanced Wireless Technologies Sdn Bhd ("AWT"), has reduced to 75% due to AWT's issuance of shares to MBNS Multimedia Technologies Sdn Bhd, an affiliate company of MEASAT Broadcast Network Systems Sdn Bhd.

Save as disclosed above, there has been no significant change in the composition of the Group for the current quarter and financial year ended 31 December 2004.

12. CONTINGENT LIABILITIES AND CONTINGENT ASSETS

(a) Contingent liabilities

The amounts of contingent liabilities as at 16 February 2005 were as follows:

	Company RM' m
Guarantees given to a third party in respect of services provided to subsidiaries	2

	Group RM' m
Indemnity given to financial institutions in respect of bank guarantees issued at the request of the Company and its subsidiaries:	
- Custom duties	2
- Others	17
	19
Irrevocable bank guarantee given to the Malaysian Communications and Multimedia Commission	50

12. CONTINGENT LIABILITIES AND CONTINGENT ASSETS (Continued)

(b) Contingent assets

There were no contingent assets as at 16 February 2005.

13. CAPITAL COMMITMENTS

Capital commitments for property, plant and equipment not provided for as at 31 December 2004 are as follows:

	Group RM' m
Approved by the Board of Directors:	
- contracted for	349
- not contracted for	1,061
	1,410

14. SIGNIFICANT RELATED PARTY DISCLOSURES

Related parties are those defined under FRS 124 - Related Party Disclosures.

Usaha Tegas Sdn. Bhd. together with certain entities controlled by or in which Ananda Krishnan Tatparanandam is deemed to have an interest, have the ability to exercise significant influence over the Group.

The significant related party transactions and balances described below were carried out on commercial terms that are no more favourable than that available to other third parties.

	TRANSACTIONS FOR THE YEAR ENDED 31/12/2004	BALANCES DUE FROM/(TO) AS AT 31/12/2004
	RM' m	RM' m
(a) Sales of goods and services		
Sales of telecommunication services to:		
- MEASAT Broadcast Network Systems Sdn. Bhd. (VSAT, telephony and international bandwidth services)	8	4

14. SIGNIFICANT RELATED PARTY DISCLOSURES (Continued)

	TRANSACTIONS FOR THE YEAR ENDED 31/12/2004	BALANCES DUE FROM/(TO) AS AT 31/12/2004
	RM' m	RM' m
(b) Purchases of goods and services		
Purchases of services from:		
- Tanjong City Centre Property Management Sdn. Bhd. (rental and utility charges)	23	-
- MEASAT Satellite Systems Sdn. Bhd. (formerly known as Binariang Satellite Systems Sdn. Bhd.) (transponder lease rental)	22	-
- UTSB Management Sdn. Bhd. (secondment and consultancy services)	25	(4)
- SRG Asia Pacific Sdn. Bhd. (call handling and telemarketing services)	11	(2)

PART B – EXPLANATORY NOTES IN COMPLIANCE WITH BURSA SECURITIES LR UNDER PART A OF APPENDIX 9B

15. REVIEW OF PERFORMANCE

(A) Performance of the current quarter against the preceding quarter (4th Quarter 2004 versus 3rd Quarter 2004)

Financial indicators (RM'm)	4th Quarter 2004	3rd Quarter 2004	Variance	% Variance
Revenue	**1,513**	1,447	**66**	**5%**
EBITDA	**799**	831	**(32)**	**(4%)**
EBITDA margin (%)	**52.8**	57.4	**(4.6)**	**-**
Profit before taxation ("PBT")	**563**	643	**(80)**	**(12%)**
Profit after taxation ("PAT")	**377**	433	**(56)**	**(13%)**
Operational indicators				
Net subscribers (' 000)				
- Postpaid	**1,261**	1,257	**4**	**-**
- Prepaid	**4,759**	4,018	**741**	**18%**
- Total	**6,020**	5,275	**745**	**14%**
ARPU (RM)				
- Postpaid	**163**	162	**1**	1%
- Prepaid	**60**	61	(1)	(2%)
Monthly MOUs (minutes)				
- Postpaid	444	459	(15)	(3%)
- Prepaid	**135**	135	**-**	**-**
Data revenue (RM' m)	**213**	194	**19**	**10%**
SMS messages (' m)	**1,404**	1,166	**238**	**20%**

Maxis registered its highest ever quarterly subscriber growth of 745,000, which is an estimated 46% market share of net subscriber additions. The strong subscriber addition was achieved on the back of targeted marketing campaigns and product repositioning. Amidst strong competitive pressures, the Group managed to lead over its competitors, closing the quarter at 41% market share.

PART B – EXPLANATORY NOTES IN COMPLIANCE WITH BURSA SECURITIES LR UNDER PART A OF APPENDIX 9B

15. REVIEW OF PERFORMANCE (Continued)

(A) Performance of the current quarter against the preceding quarter (4th Quarter 2004 versus 3rd Quarter 2004) (Continued)

Revenue

Revenue rose 5% or RM66 million to RM1,513 million. Data revenue and billable SMS messages continued its uptrend with growth of 10% and 20% respectively over the preceding quarter. As a percentage of mobile revenue, data revenue has risen to 15% this quarter from 14% in the previous quarter.

Postpaid ARPU rose RM1 to RM163 supported by higher data and IDD revenue. With an enlarged prepaid customer base and the revision of tariff, prepaid ARPU declined by RM1 to RM60 as expected.

EBITDA and EBITDA margin

With the higher spend in sales and marketing at 7% of turnover versus 4% in the preceding quarter, EBITDA margin closed at 53% for the quarter. The stronger promotional activity resulted in higher subscriber take up rate and higher revenues and the benefits of this spend is expected to continue in the first quarter.

PBT and PAT

The Group recorded a PBT of RM563 million for the quarter under review. This result incorporates the impact of RM48 million accelerated depreciation following the review of the estimated useful life of the Group's network equipment.

At the PAT level, the Group recorded RM377 million for the quarter.

PART B – EXPLANATORY NOTES IN COMPLIANCE WITH BURSA SECURITIES LR UNDER PART A OF APPENDIX 9B

15. REVIEW OF PERFORMANCE (Continued)

(B) Performance of the current year against the preceding year (Year 2004 versus Year 2003)

Financial indicators (RM'm)	Year 2004	Year 2003	Variance	% Variance
Revenue	**5,689**	4,680	**1,009**	**22%**
EBITDA	**3,216**	2,404	**812**	**34%**
EBITDA Margin (%)	**56.5**	51.4	**5.1**	**-**
Profit before taxation ("PBT")	**2,338**	1,274	**1,064**	**83%**
Profit after taxation ("PAT")	**1,598**	1,841	**(243)**	**(13%)**
<u>Operational indicators</u>				
Net subscribers (' 000)				
- Postpaid	1,261	1,210	51	4%
- Prepaid	4,759	3,254	1,505	46%
- Total	6,020	4,464	1,556	35%
ARPU (RM)				
- Postpaid	161	167	(6)	(4%)
- Prepaid	61	64	(3)	(5%)
Monthly MOUs (minutes)				
- Postpaid	446	436	10	2%
- Prepaid	138	160	(22)	(14%)
Data revenue (RM' m)	761	539	222	41%
SMS messages (' m)	4,613	2,667	1,946	73%

Revenue

The year under review saw the Group achieving strong net subscriber growth of 35% or 1.56 million, bringing the base to 6.02 million. The addition of new subscribers was especially robust in the final quarter which was derived predominantly from prepaid subscribers on the back of targeted product offering to key segments.

Fuelled by strong subscriber growth, the Group recorded a 22% growth in revenue to close the year at RM5,689 million. Data revenue increased by 41% to RM761 million and accounted for 14% of total mobile revenue as compared to 12% in the preceding year. The increase is driven by a 73% increase in billable SMS volume from 2.7 billion to 4.6 billion this year and higher revenue from other mobile data services which increased by 18%.

15. REVIEW OF PERFORMANCE (Continued)

(B) Performance of the current year against the preceding year (Year 2004 versus Year 2003) (Continued)

Revenue (continued)

Postpaid ARPU declined 4% or RM6 to RM161 on lower recurring fees as more subscribers qualify for rebates and loyalty programmes. Similarly, prepaid ARPU decreased 5% or RM3 to RM61 due to tariff changes and lower MOUs.

EBITDA and EBITDA margin

Driven by cost efficiencies and scale, the Group's EBITDA margin widened by 5% points, with EBITDA recording growth of RM812 million or 34%, closing the year at RM3,216 million.

PBT and PAT

Group PBT of RM2,338 million was 83% or RM1,064 million higher than the preceding year of RM1,274 million. Last year reported PBT included a one time network assets write off and integration costs of RM145 million and RM87 million respectively in relation to the acquisition of Malaysian Mobile Services Sdn Bhd (formerly known as TIMECel Sdn Bhd). Thus, the Group's underlying PBT rose 46% year on year.

PAT of RM1,598 million was 13% or RM243 million lower as the previous year had benefited largely from the recognition of deferred tax assets of RM828 million. On an underlying basis, the Group PAT increased by 30% or RM336 million from RM1,113 million to RM1,449 million.

16. PROSPECTS FOR THE FINANCIAL YEAR ENDING 31 DECEMBER 2005

The Group's operating fundamentals remain strong. The Group has successfully responded to the competitive environment principally by the distribution of premium products for targeted customer segments and enhancing network quality and coverage, and is well positioned for future growth.

The recently announced corporate exercise involving PT Natrindo Telepon Seluler, a GSM cellular operator in Indonesia, is not expected to have a material impact on the consolidated earnings of the Group for the year.

In the circumstances, and barring any unforeseen events, the Board of Directors expects the performance of the Group for year 2005 to be satisfactory.

17. PROFIT FORECAST OR PROFIT GUARANTEE

Not applicable as the Group did not submit any profit forecast.

PART B – EXPLANATORY NOTES IN COMPLIANCE WITH BURSA SECURITIES LR UNDER PART A OF APPENDIX 9B

18. TAXATION

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	QUARTER ENDED 31/12/2004	QUARTER ENDED 31/12/2003	**YEAR ENDED 31/12/2004**	YEAR ENDED 31/12/2003
	RM' m	RM' m	**RM' m**	RM' m
Malaysian taxation				
Current tax	**5**	81	**12**	390
Deferred tax asset recognised	**-**	(828)	**-**	(828)
Reversal of prior year deferred tax liability	**-**	(118)	**-**	(132)
Deferred tax liability	**119**	5	**227**	3
Reversal of deferred tax assets	**62**	-	**501**	-
	186	(860)	**740**	(567)

The effective tax rate for the current quarter is 33%, which is above the statutory tax rate of 28% due mainly to the consolidation adjustment for goodwill amortisation not available for relief at Group level and the non-deductibility of certain operating expenditure for tax purposes.

19. PROFIT/(LOSS) ON SALE OF UNQUOTED INVESTMENTS AND/OR PROPERTIES

There were no sales of unquoted investments and/or properties during the quarter.

20. INVESTMENTS IN QUOTED SECURITIES

There were no investments in quoted securities during the quarter.

21. STATUS OF CORPORATE PROPOSALS ANNOUNCED

(i) (a) **Proposed RM500 million Commercial Paper/Medium Term Note Programme; and**
(b) **Proposed RM500 million Medium Term Note Programme**
(collectively, the "Proposed Programmes")

On 9 November 2004, the Company had announced that the Company intends to undertake the above proposals. The funds raised from the Proposed Programmes would enable Maxis and its subsidiaries to utilise the same to refinance existing debt, to finance capital expenditure which include purchase of equipment, software, and financing of construction/installation cost for the network and for other general funding requirements and general corporate purposes. The Securities Commission has approved the Proposed Programmes based on the terms and conditions contained therein on 2 December 2004.

Further announcement will be made when the subscription agreement is executed.

PART B – EXPLANATORY NOTES IN COMPLIANCE WITH BURSA SECURITIES LR UNDER PART A OF APPENDIX 9B

21. STATUS OF CORPORATE PROPOSALS ANNOUNCED (Continued)

(ii) **Memorandum of Understanding between Maxis Multimedia Sdn Bhd ("Maxis Multimedia") and Malaysian Venture Capital Management Sdn Bhd ("Mavcap")**

The Company announced previously that a related party transaction was entered into by Maxis Multimedia, a wholly-owned subsidiary of the Company, and Mavcap via a Memorandum of Understanding dated 11 June 2003, to collaborate in developing a community of local mobile content and application partners. The formalisation of the collaboration framework is expected to be completed by the first quarter of 2005.

(iii) **Proposed subscription of new shares representing 51% of the enlarged share capital in PT Natrindo Telepon Seluler ("NTS") for a cash consideration of USD100 million**

Please refer to Note 10(i) of the explanatory notes above for further information.

Save as disclosed above, there are no other disclosures that are required to be made as at 16 February 2005.

22. BORROWINGS

The borrowings as at 31 December 2004 are as follows:

	CURRENT LIABILITIES	NON-CURRENT LIABILITIES	TOTAL
	RM' m	RM' m	RM' m
Secured			
Syndicated loan [2]	190	418	608

Note

[2] The original syndicated loan of USD200 million (RM760 million) has been fully hedged and it has been paid down to USD60 million (RM608 million) as at 31 December 2004 and fully repaid on 16 February 2005. The syndicated loan was secured by way of a legal charge over all the ordinary shares owned by the Company in Maxis Mobile Sdn Bhd ("MM"), a subsidiary, comprising 100% of the total issued and paid up share capital in MM and all other preference shares in MM which may from time to time be issued or allotted to the Company, together with all rights and benefits accruing thereto from time to time. Please refer to Note 23 (2) of the explanatory notes below for further information.

PART B – EXPLANATORY NOTES IN COMPLIANCE WITH BURSA SECURITIES LR UNDER PART A OF APPENDIX 9B

23. FINANCIAL INSTRUMENTS

Under the Group's policy, Maxis' practice is to hedge all known foreign currency commitments (except for the US Dollar which currently is on a fixed exchange rate with the Ringgit Malaysia) as and when they arise.

(1) Forward foreign exchange contracts

There were no outstanding forward exchange contracts as at 16 February 2005.

(2) Currency hedge

The Company has entered into an arrangement to fully hedge the USD160 million (RM608 million) loan (see note 10 (ii) above) which fixes the exchange rate of US Dollar to Ringgit Malaysia at RM3.80 to USD1.00.

(3) Credit Risk

The above instruments were executed with creditworthy financial institutions in Malaysia. The Directors are of the view that the possibility of non-performance by these financial institutions is remote, on the basis of their financial strength.

24. CHANGES IN MATERIAL LITIGATION

With reference to the suit commenced by Maxis Sdn Bhd ("MSB") against the Company and six subsidiaries (collectively, "Affected Party") vide Kuala Lumpur High Court Civil Suit No. S6-22-728-2002 as was previously announced and disclosed, the case management which was held on 29 November 2004 was adjourned to 6 December 2004. On 6 December 2004, the Court vacated the trial dates fixed for 18, 19 and 20 January 2005 and set the matter down for further case management on 6 September 2005.

Save as disclosed above and in the previous quarterly financial report, there has been no other material change in the status of the reported litigations as at 16 February 2005 that would have a material adverse impact to the Group.

25. DIVIDENDS

(a) Interim Dividend

The Board of Directors have declared a fourth interim dividend of 6.94 sen per ordinary share, less Malaysian income tax at 28%, in respect of the financial year ended 31 December 2004 and will be paid on 31 March 2005. The entitlement date for the dividend payment is 15 March 2005.

A Depositor shall qualify for entitlement to the dividend only in respect of:

(i) shares transferred to the Depositor's securities account before 4.00 pm on 15 March 2005 in respect of transfers; and

(ii) shares bought on Bursa Malaysia Securities Berhad ("Bursa Securities") on a cum entitlement basis according to the Rules of Bursa Securities.

25. DIVIDENDS (Continued)

(b) Final Dividends

The Directors have resolved to recommend to the shareholders at the forthcoming Annual General Meeting of the Company the following final dividends for the financial year ended 31 December 2004, which will be paid on a date to be determined:

(i) 10.00 sen per ordinary share, tax exempt, and

(ii) 8.33 sen per ordinary share, less Malaysian income tax at 28%.

The total gross dividends for the current financial year ended 31 December 2004 is 46.09 sen per ordinary share (2003 : 23.89 sen).

The dividends declared or proposed for the financial years ended 31 December 2004 and 2003 respectively are shown in the table below:

Type	Financial year 2004	
	Gross dividend per share	Amount of dividend RM'm
1st interim	6.94 sen less 28% tax	123
2nd interim	6.94 sen less 28% tax	123
3rd interim	6.94 sen less 28% tax	124
4th interim	6.94 sen less 28% tax	124
Final (proposed)	10.0 sen tax exempt	248
Final (proposed)	8.33 sen less 28% tax	148
Total	**46.09 sen**	**890**

Type	Financial year 2003	
	Gross dividend per share	Amount of dividend RM'm
Interim	10.00 sen, tax exempt	246
Final	13.89 sen less 28% tax	246
Total	**23.89 sen**	**492**

PART B – EXPLANATORY NOTES IN COMPLIANCE WITH BURSA SECURITIES LR UNDER PART A OF APPENDIX 9B

26. EARNINGS PER SHARE

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		QUARTER ENDED 31/12/2004	QUARTER ENDED 31/12/2003	**YEAR ENDED 31/12/2004**	YEAR ENDED 31/12/2003
(1) Basic earnings per share					
Net profit after taxation for basic earnings per share	(RM' m)	**377**	1,089	**1,598**	1,841
Weighted average number of ordinary shares in issue	(' m)	**2,473**	2,457	**2,464**	2,453
Basic earnings per share:	(sen)	**15.2**	44.3	**64.9**	75.1
(2) Diluted earnings per share					
Net profit after taxation for diluted earnings per share	(RM' m)	**377**	1,089	**1,598**	1,841
Weighted average number of ordinary shares in issue	(' m)	**2,473**	2,457	**2,464**	2,453
Adjusted for share options granted	(' m)	**25**	23	**23**	14
Adjusted weighted average number of ordinary shares in issue	(' m)	**2,498**	2,480	**2,487**	2,467
Diluted earnings per share:	(sen)	**15.1**	43.9	**64.3**	74.6

As at 31 December 2004, 79,122,578 share options have been granted and remained unexercised pursuant to the ESOS.

By order of the Board

Dipak Kaur
(LS 5204)
Company Secretary
23 February 2005
Kuala Lumpur

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the **08** day of **February, 2005**.

Shares Allotted	Details of Shares		
	Preference	Ordinary	Other Kinds
1. For cash consideration:			
[a] Number of shares	-	83,000	-
[b] Nominal amount of each share	-	RM0.10	-
[c] Amount paid on **29,000** shares	-	RM4.36	-
[c] Amount paid on **48,000** shares	-	RM5.13	-
[c] Amount paid on **6,000** shares	-	RM7.05	-
[d] Amount [if any] due and payable on each share	-	-	-
[e] Amount of premium paid or payable on **29,000** shares	-	RM4.26	-
[e] Amount of premium paid or payable on **48,000** shares	-	RM5.03	-
[e] Amount of premium paid or payable on **6,000** shares	-	RM6.95	-
2. For consideration other than cash:			
[a] Number of shares	-	-	-
[b] Nominal amount of each share	-	-	-
[c] Amount to be treated as paid on each of the share so allotted	-	-	-
[d] Amount of premium treated as paid up each share	-	-	-
[e] The consideration for which the shares have been so allotted is as follows:	CASH		

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 18 day of **February, 2005**

DATO' JAMALUDIN IBRAHIM
Director

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,477,330,000** shares of RM0.10 each and the paid-up capital is **RM247,733,000**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	**7,000**
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**32,000**
	(c)	the number of shares allotted to non-citizens	-
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	**33,000**

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	11,000
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	83,000

Dated this 18 day of **February, 2005**

....
DATO' JAMALUDIN IBRAHIM

Director

....
DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18, Menara Maxis,
Kuala Lumpur City Centre,
Off Jalan Ampang,
50088 Kuala Lumpur.
Tel : 03-2330 7000

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the 16 day of **February, 2005**.

Shares Allotted		Details of Shares		
		Preference	Ordinary	Other Kinds
1.	For cash consideration:			
[a]	Number of shares	-	103,000	-
[b]	Nominal amount of each share	-	RM0.10	-
[c]	Amount paid on **14,000** shares	-	RM4.36	-
[c]	Amount paid on **45,000** shares	-	RM5.13	-
[c]	Amount paid on **3,000** shares	-	RM6.47	-
[c]	Amount paid on **41,000** shares	-	RM7.05	-
[d]	Amount [if any] due and payable on each share	-	-	-
[e]	Amount of premium paid or payable on **14,000** share	-	RM4.26	-
[e]	Amount of premium paid or payable on **45,000** shares	-	RM5.03	-
[e]	Amount of premium paid or payable on **3,000** shares	-	RM6.37	-
[e]	Amount of premium paid or payable on **41,000** shares	-	RM6.95	-
2.	For consideration other than cash:			
[a]	Number of shares	-	-	-
[b]	Nominal amount of each share	-	-	-
[c]	Amount to be treated as paid on each of the share so allotted	-	-	-
[d]	Amount of premium treated as paid up each share	-	-	-
[e]	The consideration for which the shares have been so allotted is as follows:	CASH		

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 22 day of **February** , **2005**

DATO' JAMALUDIN IBRAHIM
Director

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,477,433,000** shares of RM0.10 each and the paid-up capital is **RM247,743,300**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	**17,000**
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**16,000**
	(c)	the number of shares allotted to non-citizens	**37,000**
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	-

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	33,000
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	103,000

Dated this 22 day of February , 2005

....
DATO' JAMALUDIN IBRAHIM

Director

....
DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18, Menara Maxis,
Kuala Lumpur City Centre,
Off Jalan Ampang,
50088 Kuala Lumpur.
Tel : 03-2330 7000

FORM 24

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the 21 day of **February, 2005**.

Shares Allotted	Details of Shares		
	Preference	Ordinary	Other Kinds
1. For cash consideration:			
[a] Number of shares	-	27,000	-
[b] Nominal amount of each share	-	RM0.10	-
[c] Amount paid on **3,000** shares	-	RM4.36	-
[c] Amount paid on **14,000** shares	-	RM5.13	-
[c] Amount paid on **10,000** shares	-	RM7.05	-
[d] Amount [if any] due and payable on each share	-	-	-
[e] Amount of premium paid or payable on **3,000** shares	-	RM4.26	-
[e] Amount of premium paid or payable on **14,000** shares	-	RM5.03	-
[e] Amount of premium paid or payable on **10,000** shares	-	RM6.95	-
2. For consideration other than cash:			
[a] Number of shares	-	-	-
[b] Nominal amount of each share	-	-	-
[c] Amount to be treated as paid on each of the share so allotted	-	-	-
[d] Amount of premium treated as paid up each share	-	-	-
[e] The consideration for which the shares have been so allotted is as follows:	CASH		

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 24 day of February , 2005

DATO' JAMALUDIN IBRAHIM
Director

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,477,460,000** shares of RM0.10 each and the paid-up capital is **RM247,746,000**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	**11,000**
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**13,000**
	(c)	the number of shares allotted to non-citizens	-
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	-

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	3,000
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	27,000

Dated this 24 day of February , 2005

DATO' JAMALUDIN IBRAHIIM
Director

DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18, Menara Maxis,
Kuala Lumpur City Centre,
Off Jalan Ampang,
50088 Kuala Lumpur.
Tel : 03-2330 7000

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the 23 day of **February, 2005**.

Shares Allotted	Details of Shares		
	Preference	Ordinary	Other Kinds
1. For cash consideration:			
[a] Number of shares	-	**173,000**	-
[b] Nominal amount of each share	-	RM0.10	-
[c] Amount paid on **80,000** shares	-	RM4.36	-
[c] Amount paid on **43,000** shares	-	RM5.13	-
[c] Amount paid on **50,000** shares	-	RM5.34	-
[d] Amount [if any] due and payable on each share	-	-	-
[e] Amount of premium paid or payable on **80,000** shares	-	RM4.26	-
[e] Amount of premium paid or payable on **43,000** shares	-	RM5.03	-
[e] Amount of premium paid or payable on **50,000** shares	-	RM5.24	-
2. For consideration other than cash:			
[a] Number of shares	-	-	-
[b] Nominal amount of each share	-	-	-
[c] Amount to be treated as paid on each of the share so allotted	-	-	-
[d] Amount of premium treated as paid up each share	-	-	-
[e] The consideration for which the shares have been so allotted is as follows:	CASH		

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 02 day of March , 2005

DATO' JAMALUDIN IBRAHIM
Director

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,477,633,000** shares of RM0.10 each and the paid-up capital is **RM247,763,300**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	**21,000**
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**90,000**
	(c)	the number of shares allotted to non-citizens	**50,000**
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	**6,000**

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	6,000
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	173,000

Dated this 02 day of March , **2005**

DATO' JAMALUDIN IBRAHIM
Director

DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by	:	MAXIS COMMUNICATIONS BERHAD
Address	:	Level 18, Menara Maxis, Kuala Lumpur City Centre, Off Jalan Ampang, 50088 Kuala Lumpur.
Tel	:	03-2330 7000

FORM 24

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the 25 day of **February, 2005**.

Shares Allotted	Details of Shares		
	Preference	Ordinary	Other Kinds
1. For cash consideration:			
[a] Number of shares	-	**150,000**	-
[b] Nominal amount of each share	-	RM0.10	-
[c] Amount paid on **60,000** shares	-	RM4.36	-
[c] Amount paid on **84,000** shares	-	RM5.13	-
[c] Amount paid on **6,000** shares	-	RM7.05	-
[d] Amount [if any] due and payable on each share	-	-	-
[e] Amount of premium paid or payable on **60,000** shares	-	RM4.26	-
[e] Amount of premium paid or payable on **84,000** shares	-	RM5.03	-
[e] Amount of premium paid or payable on **6,000** shares	-	RM6.95	-
2. For consideration other than cash:			
[a] Number of shares	-	-	-
[b] Nominal amount of each share	-	-	-
[c] Amount to be treated as paid on each of the share so allotted	-	-	-
[d] Amount of premium treated as paid up each share	-	-	-
[e] The consideration for which the shares have been so allotted is as follows:	CASH		

Company No.	
158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 03 day of **March, 2005**

DATO' JAMALUDIN IBRAHIM
Director

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,477,783,000** shares of RM0.10 each and the paid-up capital is **RM247,778,300**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	**10,000**
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**35,000**
	(c)	the number of shares allotted to non-citizens	**17,000**
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	**27,000**

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	61,000
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	150,000

Dated this 03 day of **March, 2005**

....

DATO' JAMALUDIN IBRAHIM
Director

....

DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18, Menara Maxis,
Kuala Lumpur City Centre,
Off Jalan Ampang,
50088 Kuala Lumpur.
Tel : 03-2330 7000

FORM 24

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the 02 day of **March, 2005**.

Shares Allotted	Details of Shares		
	Preference	Ordinary	Other Kinds
1. For cash consideration:			
[a] Number of shares	-	**108,000**	-
[b] Nominal amount of each share	-	RM0.10	-
[c] Amount paid on **43,000** shares	-	RM4.36	-
[c] Amount paid on **55,000** shares	-	RM5.13	-
[c] Amount paid on **10,000** shares	-	RM7.05	-
[d] Amount [if any] due and payable on each share	-	-	-
[e] Amount of premium paid or payable on **43,000** shares	-	RM4.26	-
[e] Amount of premium paid or payable on **55,000** shares	-	RM5.03	-
[e] Amount of premium paid or payable on **10,000** shares	-	RM6.95	-
2. For consideration other than cash:			
[a] Number of shares	-	-	-
[b] Nominal amount of each share	-	-	-
[c] Amount to be treated as paid on each of the share so allotted	-	-	-
[d] Amount of premium treated as paid up each share	-	-	-
[e] The consideration for which the shares have been so allotted is as follows:	CASH		

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 08 day of **March, 2005**

....
DATO' JAMALUDIN IBRAHIM
Director

....
DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,477,891,000** shares of RM0.10 each and the paid-up capital is **RM247,789,100**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	**16,000**
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**56,000**
	(c)	the number of shares allotted to non-citizens	-
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	**25,000**

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	11,000
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	108,000

Dated this 08 day of **March, 2005**

....
DATO' JAMALUDIN IBRAHIM
Director

....
DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by	:	MAXIS COMMUNICATIONS BERHAD
Address	:	Level 18, Menara Maxis, Kuala Lumpur City Centre, Off Jalan Ampang, 50088 Kuala Lumpur.
Tel	:	03-2330 7000

FORM 24

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the 07 day of **March, 2005**.

Shares Allotted	Details of Shares		
	Preference	Ordinary	Other Kinds
1. For cash consideration:			
[a] Number of shares	-	34,000	-
[b] Nominal amount of each share	-	RM0.10	-
[c] Amount paid on **26,000** shares	-	RM4.36	-
[c] Amount paid on **8,000** shares	-	RM5.13	-
[d] Amount [if any] due and payable on each share	-	-	-
[e] Amount of premium paid or payable on **26,000** shares	-	RM4.26	-
[e] Amount of premium paid or payable on **8,000** shares	-	RM5.03	-
2. For consideration other than cash:			
[a] Number of shares	-	-	-
[b] Nominal amount of each share	-	-	-
[c] Amount to be treated as paid on each of the share so allotted	-	-	-
[d] Amount of premium treated as paid up each share	-	-	-
[e] The consideration for which the shares have been so allotted is as follows:	CASH		

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 10 day of **March, 2005**

DATO' JAMALUDIN IBRAHIM
Director

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,477,925,000** shares of RM0.10 each and the paid-up capital is **RM247,792,500**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	**5,000**
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**11,000**
	(c)	the number of shares allotted to non-citizens	-
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	-

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	18,000
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	34,000

Dated this 10 day of **March, 2005**

....
DATO' JAMALUDIN IBRAHIIM
Director

....
DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18, Menara Maxis,
Kuala Lumpur City Centre,
Off Jalan Ampang,
50088 Kuala Lumpur.
Tel : 03-2330 7000

FORM 24

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the 09 day of **March, 2005**.

Shares Allotted	Details of Shares: Preference	Ordinary	Other Kinds
1. For cash consideration:			
[a] Number of shares	-	37,000	-
[b] Nominal amount of each share	-	RM0.10	-
[c] Amount paid on **16,000** shares	-	RM4.36	-
[c] Amount paid on **21,000** shares	-	RM5.13	-
[d] Amount [if any] due and payable on each share	-	-	-
[e] Amount of premium paid or payable on **16,000** shares	-	RM4.26	-
[e] Amount of premium paid or payable on **21,000** shares	-	RM5.03	-
2. For consideration other than cash:			
[a] Number of shares	-	-	-
[b] Nominal amount of each share	-	-	-
[c] Amount to be treated as paid on each of the share so allotted	-	-	-
[d] Amount of premium treated as paid up each share	-	-	-
[e] The consideration for which the shares have been so allotted is as follows:	CASH		

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 15 day of **March, 2005**

....
DATO' JAMALUDIN IBRAHIM
Director

....
DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,477,962,000** shares of RM0.10 each and the paid-up capital is **RM247,796,200**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	**8,000**
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**20,000**
	(c)	the number of shares allotted to non-citizens	**-**
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	**-**

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	9,000
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	37,000

Dated this 15 day of **March, 2005**

....
DATO' JAMALUDIN IBRAHIIM
Director

....
DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18, Menara Maxis,
Kuala Lumpur City Centre,
Off Jalan Ampang,
50088 Kuala Lumpur.
Tel : 03-2330 7000